Exhibit (d)(3)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

VOYA INVESTMENT MANAGEMENT CO. LLC

Series	Effective Date	Annual Sub-Advisory Fee (as a percentage of average daily assets allocated to the Sub-Adviser)
Voya Large-Cap Growth Fund	August 1, 2017	0.2295% on all assets
Voya Large Cap Value Fund	November 18, 2014	0.2925% on all assets
Voya MidCap Opportunities Fund	November 18, 2014	0.3375% on all assets
Voya SmallCap Opportunities Fund	January 1, 2017	0.4050% on the first $250 million; 0.3600% on the next $250 million; 0.3375% on the next $250 million; and 0.3280% on assets in excess of $750 million
Voya SMID Cap Growth Fund	December 5, 2016	0.3800% on all assets
Voya U.S. High Dividend Low Volatility Fund	December 5, 2016	0.2000% on all assets